UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-26481

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

220 Liberty Street

Warsaw, New York, 14569

FINANCIAL INSTITUTIONS, INC.

401(k) PLAN

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator of the

Financial Institutions, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Financial Institutions, Inc. 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Financial Institutions, Inc. 401(k) Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Financial Institutions, Inc. 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Bonadio & Co., LLP

Pittsford, New York

June 25, 2015

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
Assets
Investments, at fair value:
Cash and cash equivalents	$708,535	$731,874
Mutual funds	33,320,500	32,065,105
Common/collective trust, primarily consisting of fully benefit-responsive investment contracts	3,890,867	3,694,854
Financial Institutions, Inc. common stock	2,168,358	2,063,779

Total investments	40,088,260	38,555,612
Notes receivable from participants	943,740	842,897

Net assets available for benefits, at fair value	41,032,000	39,398,509
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(36,106)	(20,377)

Net assets available for benefits	$40,995,894	$39,378,132

See accompanying notes to financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2014	2013
Additions to net assets attributed to:
Contributions:
Participant	$2,024,470	$1,960,969
Employer	1,126,375	1,085,374
Transfers in from other plans	1,120,866	171,170

Total contributions	4,271,711	3,217,513
Interest income on notes receivable from participants	48,862	39,170
Net appreciation in fair value of investments	2,330,093	6,471,540

Total additions	6,650,666	9,728,223

Deductions to net assets attributed to:
Benefits paid to participants	4,997,547	2,255,809
Administrative expenses	35,357	40,810

Total deductions	5,032,904	2,296,619

Net increase	1,617,762	7,431,604
Net assets available for benefits at beginning of year	39,378,132	31,946,528

Net assets available for benefits at end of year	$40,995,894	$39,378,132

See accompanying notes to financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(1.) DESCRIPTION OF THE PLAN

The following description of the Financial Institutions, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan.

General

The Plan was originally established in 1986 and has since been amended. The Plan is a defined contribution plan covering all employees of Financial Institutions, Inc. (the “Company”) and its subsidiaries who have attained the age of 20-1/2.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Executive Management Committee of the Company. Charles Schwab Bank (“Schwab”) serves as the Plan’s custodian and trustee. Milliman, Inc. is a party-in-interest of the Plan and serves as record keeper to maintain the individual accounts for each Plan participant.

Contributions

Eligible participants may contribute up to 100% of their pre-tax annual compensation, as defined by the Plan, subject to annual limits established by the Internal Revenue Service (“IRS”). Participants may also contribute rollovers from other qualified plans.

All Plan participants who are older than 50 as of the beginning of the calendar year or who attain age 50 during the calendar year whose elective contributions have reached the IRS limit are permitted under the Plan to make catch-up contributions up to the IRS catch-up contribution limit.

Employees not opting out of participation in the Plan are treated as if they had elected to contribute 3% of their salary with automatic increases to 4% in the third year, 5% in the fourth year and 6% in the fifth and subsequent years.

For each participant, the Company makes contributions to the Plan equal to 100% of the first 3% of the participant’s eligible compensation contributed and 50% of the next 3% of the participant’s eligible compensation contributed. The Company may also make an additional discretionary matching contribution; however no discretionary contribution was declared for the years ended December 31, 2014 or 2013.

Investment Options

Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. Investment options currently available include various mutual funds, a common/collective trust fund and common stock of the Company.

Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses if the Company does not pay those expenses from its own assets. All amounts in participant accounts are participant directed.

Vesting

Participants are vested immediately in their contributions and the earnings thereon. Participants become fully vested in Company contributions after two years of continuous service.

Forfeited Accounts

When certain terminations of participation occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Such forfeitures are used to reduce future employer contributions. There were no forfeitures used to reduce employer contributions for the year ended December 31, 2014. Forfeitures used to reduce employer contributions were $34,069 for the year ended December 31, 2013. Accumulated forfeitures available to reduce future employer contributions totaled $31,783 and $3,124 as of December 31, 2014 and 2013, respectively.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(1.) DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

Participants may withdraw all or a portion of their vested balance upon termination of employment due to separation from service, retirement, disability, or death, or upon financial hardship as defined in the Internal Revenue Code (“IRC”). When a participant terminates employment, the participant may elect to receive benefits in a lump-sum distribution or a deferred annuity. If the participant’s vested account balance is $1,000 or less a lump-sum cash payment is made.

Withdrawal of an active employee’s before-tax contributions prior to a participant reaching age 59-1/2 may only be made on account of financial hardship as determined by the Trustee.

Notes Receivable from Participants

The minimum amount participants may borrow from the Plan is $1,000. Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Note terms must not exceed five years unless the proceeds are to be used for the purchase of a principal residence, in which case the repayment period may not exceed 15 years. The notes are secured by the participants’ accounts and generally bear interest at 2% above the prime rate (rates range from 4.25% to 7.75% for notes outstanding at December 31, 2014) at the time of the note origination. Principal and interest are paid ratably through after-tax payroll deductions.

Administrative Expenses

A portion of the Plan’s administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are paid by the participants.

(2.) SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as of the last trading date for the periods presented, with the exception of the Morley Stable Value Fund (a common/collective trust), which is stated at fair value with the related adjustment amount to contract value disclosed in the statements of net assets available for benefits at December 31, 2014 and 2013. The shares of registered investment companies are valued at quoted market prices. Cash and cash equivalents are valued at cost plus accrued interest, which approximates fair value. The Company’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. The valuation techniques used to measure the fair values of the common/collective trust are included in Note 3 — Fair Value Measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Investment management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation (depreciation) in fair value of investments.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(2.) SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of net assets available for benefits and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for a choice of investment options, including various mutual funds, a common/collective trust fund and common stock of the Company. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions in accordance with the terms of the Plan document.

Contributions

Contributions from participants and any related employer match are recognized on the accrual basis as participants earn salary deferrals. Additional discretionary employer matching contributions are recognized when declared by the Company.

Distributions

Distributions are recorded by the Plan when paid.

(3.) FAIR VALUE MEASUREMENTS

The Plan performs fair value measurements in accordance with the guidance provided by ASC 820, which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1: observable inputs based on quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(3.) FAIR VALUE MEASUREMENTS (Continued)

Investments Measured at Fair Value on a Recurring Basis

The fair value of the Plan’s assets at December 31, 2014 and 2013, by level within the fair value hierarchy, is presented as follows:

	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2014
Cash and cash equivalents	$708,535	$—	$—	$708,535
Mutual funds:
Income funds	9,228,783	—	—	9,228,783
Value funds	8,840,299	—	—	8,840,299
Growth funds	7,909,794	—	—	7,909,794
Blended funds	7,341,624	—	—	7,341,624
Common/collective trust	—	3,890,867	—	3,890,867
Financial Institutions, Inc. common stock	2,168,358	—	—	2,168,358

Total investments measured at fair value	$36,197,393	$3,890,867	$—	$40,088,260

December 31, 2013
Cash and cash equivalents	$731,874	$—	$—	$731,874
Mutual funds:
Income funds	8,825,063	—	—	8,825,063
Value funds	8,202,096	—	—	8,202,096
Growth funds	7,593,758	—	—	7,593,758
Blended funds	7,444,188	—	—	7,444,188
Common/collective trust	—	3,694,854	—	3,694,854
Financial Institutions, Inc. common stock	2,063,779	—	—	2,063,779

Total investments measured at fair value	$34,860,758	$3,694,854	$—	$38,555,612

There were no transfers between Level 1 and Level 2 or 3 during the years ended December 31, 2014 and 2013.

The Plan’s valuation techniques used to measure the fair values of cash and cash equivalents, mutual funds and Financial Institutions, Inc. common stock that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure the fair values of the common/collective trust that are classified as Level 2 in the table above are included below.

Common/collective trust

The Plan offers participants the Union Bond & Trust Company Stable Value Fund, managed by Morley Capital Management, Inc. (the Morley Stable Value Fund), which invests primarily in benefit responsive investment contracts with insurance companies, banks, and other financial institutions. While investments are typically recorded at fair value, contract value is the relevant measurement attribute for the portion of the Plan’s assets that are invested in fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The trustee of the common/collective trust uses various valuation techniques to measure the fair value of the assets within the fund. The fair value of conventional investment contracts is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of year end. Individual assets of the synthetic investment contract are generally valued at representative quoted market prices. Short-term securities, if any, are stated at amortized cost, which approximates market value. Debt securities are valued on the basis of valuations furnished by a pricing service approved by the fund trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(4.) OTHER PLAN INVESTMENT DISCLOSURES

The following investments were greater than 5% of net assets available for benefits at fair value at December 31:

	2014	2013
Brown Advisory Growth Equity Fund	$4,871,066	$4,852,235
Oakmark Equity Income Fund	4,588,934	4,415,441
American Funds Fundamental Investors Fund	4,570,908	4,254,353
Dodge & Cox Income Fund	4,307,530	*
Vanguard 500 Index Fund	4,045,044	*
Morley Stable Value Fund	3,890,867	3,694,854
Financial Institutions, Inc. Company Stock	2,168,358	2,063,779
Brown Capital Management Small Company Fund	2,107,770	*
American Funds Europacific Growth Fund	2,065,588	2,179,939
PIMCO Total Return Administrative Fund	*	4,296,459
Vanguard 500 Index Signal Fund	*	3,718,734
Columbia Acorn Fund	*	2,315,897

*	Indicates that balance represents less than 5% of Plan net assets available for benefits as of the periods presented.

Net appreciation in fair value of investments for the years ended December 31 was as follows:

	2014	2013
Mutual funds	$2,184,048	$5,881,692
Common/collective trust	53,363	34,565
Financial Institutions, Inc. Company Stock	92,682	555,283

	$2,330,093	$6,471,540

(5.) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be entitled to the entire amount of their account balances at the date of such termination.

(6.) RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500:

2014
Net assets available for benefits per the financial statements	$40,995,894
Adjustment for valuation of common/collective trust	(36,106)
Other	(11,009)

Net assets available for benefits per the Form 5500	$40,948,779

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Plan’s Form 5500:

2014
Net increase in net assets available for benefits per the financial statements	$1,617,762
Net change in fair value adjustment of common/collective trust	159,889
Net change in liabilities	(8,192)

Net gain per the Form 5500	$1,769,459

The fair value adjustment represents the difference between contract value of the common/collective trust as included in the statement of changes in net assets available for benefits for the year ended December 31, 2014, and the fair value of the common/collective trust as reported in the Form 5500.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(7.) TAX STATUS

The IRS has determined and informed the Company by a letter dated June 1, 2010, that the Plan is designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 2014 and 2013.

(8.) PARTY-IN-INTEREST TRANSACTIONS

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2014 and 2013, the Plan made purchases of approximately $389,000 and $320,000 and sales of approximately $328,000 and $192,000, respectively, of the Company’s common stock. Notes receivable from participants, totaling $943,740 and $842,897 at December 31, 2014 and 2013, respectively, are also considered party-in-interest transactions.

The Plan invests in the Schwab Retirement Advantage Money Fund, which is managed by Charles Schwab Bank, custodian of the Plan. Transactions in such investments qualify as party-in-interest transactions.

(9.) SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 25, 2015, which is the date the financial statements were available to be issued.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

EIN 16-0816610, PLAN # 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Cash and Cash Equivalents:
	Cash		$381,222
*	Schwab Retirement Advantage Money Fund		327,313

			708,535

	Mutual Funds:
	Brown Advisory Growth Equity Fund	251,995 shares	4,871,066
	Oakmark Equity Income Fund	143,809 shares	4,588,934
	American Funds Fundamental Investors Fund	88,004 shares	4,570,908
	Dodge & Cox Income Fund	312,593 shares	4,307,530
	Vanguard 500 Index Fund	21,302 shares	4,045,044
	Brown Capital Management Small Company Fund	29,198 shares	2,107,770
	American Funds Europacific Growth Fund	44,671 shares	2,065,588
	Mutual Global Discovery Fund	58,580 shares	1,951,898
	Vanguard Mid Cap Index Fund	11,762 shares	1,799,162
	Vanguard Small Cap Value Index Fund	60,676 shares	1,537,525
	Vanguard Selected Value Fund	27,483 shares	779,968
	Aberdeen Emerging Markets Fund	26,893 shares	362,788
	DFA Inflation Protected Securities I Fund	28,467 shares	330,222
	PIMCO Total Return Administrative Fund	197 shares	2,097

			33,320,500

	Common/collective investment trust:
	Morley Stable Value Fund	152,992 shares	3,890,867

*	Financial Institutions, Inc. Company Stock	86,217 shares	2,168,358

*	Notes receivable from participants	4.25% – 7.75%, due through 2027	943,740

			$41,032,000

*	Denotes party-in-interest

Column (d), cost, has been omitted, as all investments are participant directed.

See accompanying notes to financial statements.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN

Date: June 25, 2015	/s/ Kevin B. Klotzbach
Kevin B. Klotzbach
Executive Vice President, Chief Financial Officer and Treasurer

/s/ Michael D. Grover
Michael D. Grover
Senior Vice President, Chief Accounting Officer